CERTIFICATE OF QUALIFIED PERSON
Sheila Ellen Daniel, P.Geo. AMEC Americas Limited 160 Traders Blvd East, Suite 110 Mississauga Ontario Canada, L4Z 3K7 Tel: (905) 568-2929 Fax: (905) 568-1686 sheila.daniel@amec.com

I, Sheila E. Daniel. P.Geo., am employed as Head, Environmental Management / Associate Geoscientist with AMEC Americas Limited.

This certificate applies to the technical report entitled “NI 43-101 Technical Report and Preliminary Assessment on the Young-Davidson Property, Matachewan, Canada ” with an effective date of 1 April 2008.

I am a member of Professional Geoscientist in the Province of Ontario (Reg. # 0151). I graduated from McMaster University in 1990 with a M.Sc. and University of Western Ontario with a B.Sc. (Honours).

I have practiced my profession for eighteen years. I have been directly involved in environmental consulting related to mining covering all phases of mineral development. A significant portion of this has related to environmental support for the engineering and construction of mining projects including baseline studies, environmental approvals and reclamation costing.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101 for this report.

I visited the Young Davidson Property March 31, 2007, October 2, 2007 and May 13, 2008. I am responsible for the preparation of Sections 18.6, 20.8 and 21.4 of the technical report entitled “NI 43-101 Technical Report and Preliminary Assessment on the Young-Davidson Property, Matachewan, Canada ” dated 1 April, 2008.

I am independent of Northgate Minerals Corporation as independence is described by Section 1.4 of NI 43–101.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

“Signed and Sealed”

Sheila E. Daniel. P.Geo. Head Environmental Management Associate Geoscientist Dated 8 August 2008

AMEC Americas Limited 2020 Winston Park Drive, Suite 700 Oakville, ON L6H 6X7 Tel (905) 829-5400 Fax (905) 829-3633	www.amec.com